SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 11, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated August 8, 2003 titled “Telecom Argentina STET-France Telecom S.A. Announces Consolidated Six-Month Period (“1H03”) and Second Quarter (“2Q03”) Results for Fiscal Year 2003*”.

FOR IMMEDIATE RELEASE

Market Cap: P$3.4 billion

(August 8, 2003)

Contacts:

Pedro Insussarry

Kevin Kirkeby

Pablo Caride

Golin/Harris International

Telecom Argentina

(212) 697-9191

(54-11) 4968-3627/3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

ANNOUNCES CONSOLIDATED SIX-MONTH PERIOD (“1H03”)

AND SECOND QUARTER (“2Q03”) RESULTS FOR FISCAL YEAR 2003*

MAJOR EVENTS AND DEVELOPMENTS FOR 1H03

•	Net Revenues amounted to P$1,750MM (-P$544 MM or -24% vs 1H02).

•	Operating Loss amounted to P$7 MM.

•	Net Profit of P$1,288 MM was due to:
➢	Financial & Holding Results was P$1,019 MM mainly generated by the appreciation of the Argentine Peso.
➢	The Debt Restructuring Results originated by the tender offer for the financial debt (P$374 MM).

•	In spite of the Net Profit registered, the accumulated Net Loss amounted to P$ 2,200 MM for the last 18 months (since the devaluation of the Argentine Peso).

•	Shareholders Equity amounted to P$2,105 MM.

•	Net Financial Debt as of June 30, 2003 reached P$7,475 MM.
➢	The Financial Indebtedness Ratio (Net Financial Debt / Shareholders equity) reached 3.55.

•	The operations of the Company are still being impacted by:
➢	The pesification and freeze of regulated tariffs.
➢	The low levels of consumption and the uncertainty with respect to the macroeconomic situation in Argentina.

•	Going forward, Financial & Holding Results could be highly impacted by the fluctuation of the exchange rate.

	As of June 30		Δ %	Δ %
	2003	2002
Net revenues (in MM P$)	1.750	2.294	(544)	-24%
Operating Profit before D&A (in MM P$)	943	1.022	(79)	-8%
Operating Profit (in MM P$)	(7)	(21)	14	-67%
Net income / (loss) (in MM P$)	1.288	(4.631)	5.919	-128%
Shareholder’s equity (in MM P$)	2.105	572	1.533	268%
Net financial debt (in MM P$)	7.475	12.574	(5.099)	-41%

Lines in service	3.579.000	3.632.000	(53.000)	-1%
Cellular customers (Argentina & Paraguay)	2.770.000	2.661.000	109.000	4%
Internet subscribers
Dial-up	152.000	156.000	(4.000)	-3%
ADSL	35.000	25.000	10.000	40%
Fixed traffic (in MM minutes)	11.168	11.036	132	1%
Cellular traffic (in MM minutes)	605	490	115	23%
Fixed ARPU (non-adjusted P$)	39	35	4	11%
Cellular ARPU (non-adjusted P$)	29	23	6	26%
CAPEX (non-adjusted MM P$)	34	125	(91)	-73%

*	Non-financial data unaudited.

Buenos Aires, August 8, 2003—Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net income of P$1,288 million, under Argentine GAAP, for the six-month period ended June 30, 2003 (“1H03”) as a result of the effect of the appreciation of the peso on the Company’s holdings. Comparatively, consolidated net loss for the six-month period ended June 30, 2002(“1H02”) was P$4,631 million. Consolidated net income for the second quarter of fiscal year 2003 (“2Q03”) was P$381 million. Comparatively, consolidated net loss for the second quarter of fiscal year 2002 (“2Q02”) was P$897 million.

Earnings/(loss) per share and ADR for 1H03 amounted to P$1.30 and P$6.54, respectively. In comparison, earnings/(loss) per share and ADR for 1H02, were P$(4.70) and P$(23.52), respectively. Earnings/ (loss) per share and ADR for 2Q03 amounted to P$0.38 and P$1.93 respectively. In comparison, earnings/(loss) per share and ADR for 2Q02 were P$(0.91) and P$(4.55), respectively.

Gross profit/(loss), operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1H03 represented 29%, 54%, (0.40%) and 74% of net sales, respectively; compared with 33%, 45%, (0.92%) and (202%), respectively, for 2H02. Gross profit/(loss), operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 2Q03 represented 32%, 55%, 2% and 42% of net sales, respectively; compared with 24%, 45%, (10%) and (97%), respectively, for 2Q02.

Consolidated Operating

Profit before D&A

(in MM P$)

The Company has accounted for the effects of inflation adjustment as adopted by Resolution 415/02 of the Comisión Nacional de Valores (“CNV”) by following the method adopted by Resolution N°6 and modified by Resolution N°19, to of restating the figures using the wholesale rate of inflation as from January 1, 2002 according to Decree N°1,269/02.

However, the Government through Decree N°664/03 stated that regulatory entities are not allowed to receive financial statements adjusted by inflation. Accordingly, the CNV, through resolution N°441/03, required the Companies under their supervision to discontinue, as of March 1, 2003, the inflation adjustment method stated by Resolution N°6 and complementary regulations. Therefore, the Company has accounted for the inflation effect until February 28, 2003 and is showing the comparative figures using the adjustment factor of 1.1237 that corresponds to the period June 2002 to February 2003.

Moreover, in Point 9 of the financial tables included herein, the Company is providing additional information for a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, which is not required by the current professional accounting rules, can be found in note 16 to the Consolidated Financial Statements as of June 30, 2003 as “Relevant Additional Information”. Comments related to variations in revenues and costs for the different activities correspond to figures “non-adjusted by inflation” or “current pesos” and are related to the mentioned note and tables.

Company Activities

Consolidated Net Revenues

Consolidated net revenues for 1H03 totaled P$1,750 million, a decrease of P$544 million or 24%, compared with P$2,294 million for 1H02. It must be noted that the regulated rates remained frozen after the “pesification” enforced by the Government. Revenues for 1H03, without the adjustment for inflation, would have reached P$1,749 million, an increase of P$232 million or 15% compared to 1H02 (P$1,517 million). This increase is mainly a consequence of the increases in non-regulated services, as explained below.

Fixed lines

(’000)

In the basic telephony business, the main component of revenues, measured service, decreased by P$150 million or 26% to P$434 million during 1H03 as compared to 1H02 (P$584 million). Non-adjusted figures would have shown an increase of P$53 million or 14%. Revenues from domestic long distance increased as a consequence of higher traffic and higher average rates prompted by the reduction in promotional discounts. Revenues from local telephony increased slightly mainly due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 1% for 1H03 when compared to 1H02. Additionally, the outgoing international long distance traffic, measured in minutes, decreased by 20%, when compared to 1H02.

Traffic

(in MM minutes)

Monthly charges decreased by P$170 million or 36%, to P$297 million for 1H03 when compared to 1H02. Non-adjusted figures would have shown a decrease of P$2 million or 1% reaching P$297 million mainly due to a lower average number of lines in service of approximately 132,000 lines. Lines in services as of June 30, 2003 reached approximately

3,579,000 compared with approximately 3,632,000 as of June 30, 2002. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Government.

Revenues from installation fees paid by new customers increased by P$1 million or 9% to P$12 million for 1H03 when compared to 1H02. Non-adjusted figures would have shown an increase of P$4 million or 50%, largely due to a higher number of lines connected.

Revenues from public telephony decreased by P$27 million or 24% to P$84 million for 1H03 when compared to 1H02. Non-adjusted figures would have shown an increase of P$12 million or 17% as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”).

Public Telephony Lines

(’000)

Revenues generated by interconnection services during 1H03 decreased by P$33 million or 32% to P$70 million. Non-adjusted figures would have shown an increase of P$3 million or 4%.

Regarding the international telephony business, during 1H03 revenues decreased by P$46 million or 31% to P$102 million when compared to 1H02. Non-adjusted figures would have shown an increase of P$1 million or 1%, mainly due to the revenues generated by Telecom’s subsidiary Telecom USA and lower discounts. These effects were partially offset by the freeze of regulated rates, lower outgoing traffic and lower revenues derived from incoming traffic.

International Traffic

(in MM minutes)

Revenues generated by the data transmission business totaled P$166 million during 1H03, representing a decrease of P$28 million or 14% when compared to 1H02. Non-adjusted figures would have shown an increase of P$42 million or 34%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use local numbers with 4004 numbering or similar to access Telecom’s network. As of June 30, 2003 Internet minutes represented 32% of total traffic measured in minutes transported over the fixed-line network.

Internet Traffic

(in MM minutes)

Internet revenues from the Arnet unit, decreased by P$3 million or 10% to P$28 million during 1H03. Non-adjusted figures would have shown an increase of P$8 million or 40%, mainly due to the increase in ADSL high-speed access and dial-up monthly fees. As of June 30, 2003, the number of ADSL subscribers reached approximately 35,000. Furthermore, Internet dial-up customers reached approximately 152,000.

The revenues generated by the cellular business during 1H03 decreased by P$76 million or 13% to P$512 million when compared to 1H02. Non-adjusted figures would have shown an increase of P$103 million or 25%.

Cellular Subscribers in Argentina

  (‘000)

Non-adjusted revenues of Telecom Personal in Argentina would have increased by P$129 million or 41% to P$442 million when compared to 1H02 mainly due to higher sales of pre-paid cards and higher Calling Party Pays revenues.

Cellular usage in Argentina

(ARPU in P$/MOU in minutes)

Furthermore, the average revenue per user increased by 30% (to P$30 per customer per month for 1H03, denominated in current pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,254,000, representing an increase of approximately 138,000 customers, or 7%, as compared to June 30, 2002.

Total Cellular Traffic and Subscribers in Argentina

The customer base as of June 30, 2003 amounted to approximately 1,838,000 prepaid subscribers, representing 82% of the total customer base, and approximately 416,000 post-paid subscribers, representing the remaining 18% of the total customer base.

Núcleo, Telecom Personal’s subsidiary that provides cellular and PCS services in Paraguay, generated P$70 million in revenues during 1H03, which are consolidated into the revenues of Telecom Personal. This represented a decrease of P$38 million or 35% as compared to 1H02. Non-adjusted figures would have shown a decrease of P$26 million or 27%. The decrease can be mainly attributed to the appreciation of the peso against the dollar as these revenues are denominated in foreign currency, the slight decrease in the customer base and the lower average revenue per user.

Cellular Subscribers in Paraguay

(’000)

As of June 30, 2003, Núcleo had approximately 516,000 cellular and PCS customers, a decrease of approximately 29,000 customers or 5% when compared to June 30, 2002.

In the telephone directories’ publishing business, revenues from our affiliated company Publicom remained at the same level of P$2 million for both 1H03 and 1H02.

Operating Costs

The cost of services provided, administrative expenses and selling expenses for 1H03 decreased by P$558 million or 24% to P$1,757 million when compared to 1H02, mainly as a result of the adjustment by inflation of figures as of June 30, 2002 and to cost reduction plans implemented by the Company.

Salaries and social security contributions decreased by P$121 million or 35% to P$228 million for 1H03. Non-adjusted figures would have shown a slight decrease of P$2 million or 1%, primarily due to the reduction in labor costs of unionized and non-unionized employees and reductions in headcount. As of June 30, 2003, the headcount totaled 13,091 as compared to 14,229 as of March 31, 2002. This effect was partially offset by the increase in social security contributions since March 1, 2003 and the salary increase for unionized employees mandated by the Government.

Employees

Expenses related to taxes decreased by P$30 million or 19% to P$125 million for 1H03. Non-adjusted figures would have shown an increase in taxes of P$23 million or 23%, mainly due to the increase in the turnover tax in the fixed telephony, internet and data businesses as the sales in these businesses have increased. Additionally, an increase in the applicable rate in the turnover tax in the cellular activity was registered.

Materials and supplies charges decreased by P$28 million or 29% to P$69 million for 1H03. Non-adjusted figures would have shown an increase of P$6 million or 10% reaching P$67 million mainly due to higher expenses associated with higher costs for the maintenance of the network, hardware and software due to the high imported materials content. Additionally, higher expenses were registered for the maintenance of the submarine cable.

The allowance for doubtful accounts decreased by P$149 million or 92% to P$13 million for 1H03. Non-adjusted figures would have shown a decrease of P$85 million or 87%. The decrease was evidenced in the residential segments and it is related to the decrease in customer lines. Furthermore, a better level of collections was applied.

Commissions paid to vendors and card sales increased by P$9 million or 28% to P$41 million for 1H03. Non-adjusted figures would have shown an increase of P$16 million or 64%, as a consequence of higher commissions paid for new cellular customers and higher costs for distribution and prepaid card sales.

Interconnection costs decreased by P$21 million or 26% to P$60 million for 1H03. Non-adjusted figures would have shown an increase of P$7 million or 13% mainly as a result of higher charges paid for local and long distance access, circuits rentals and termination charges for traffic related to 4004 services in the Internet business.

Service fees decreased by P$13 million or 20% to P$52 million for 1H03. Non-adjusted figures would have shown an increase of P$8 million or 18%, principally due to higher fees related to information systems and advisory services.

Management fees decreased by P$20 million, or 95%, to P$1 million for 1H03. Non-adjusted figures would have shown a decrease of P$11 million or 92%, as the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 1º, 2002. As a consequence, the accrual and the payment of the management fee have been suspended from such day and until the termination of the Management Contract provided in point 7.2. of such contract (October 2004).

Costs related to advertising decreased by P$11 million or 58% to P$8 million for 1H03. Non-adjusted figures would have shown a decrease of P$4 million or 33%. This is mainly due to lower media advertising and promotional and institutional campaigns expenses resulting from the cost control plan.

Cost of cellular handsets decreased by P$6 million or 67% to P$3 million for 1H03. Non-adjusted figures would have shown a decrease of P$4 million or 57% mainly due to the lower number of cellular handsets sold.

Other expenses decreased by P$53 million or 27% for 1H03, reaching P$147 million. Non-adjusted figures would have shown an increase of P$16 million or 12%, mainly due to higher costs for to insurance policies.

Lines per employee

Depreciation of fixed assets decreased by P$104 million or 10%, to P$895 million during 1H03, as a consequence of the end of the amortization period of some assets and lower depreciation of capitalized foreign currency exchange differences originated by financial debt.

Finally, amortization of intangible assets increased by P$11 million or 25% to P$55 million for 1H03, mainly due to higher charges related to exclusivity rights and information systems development in the cellular business.

Financial and Holding Results

The gains resulting from financial and holding results reached P$1,019 million for 1H03 as compared to the loss of P$6,921 million in 1H02. This improvement can be largely attributed to the $1,399 million gain arising from currency exchange differences derived from the appreciation of the Peso during the six-month period, which affected the company’s net foreign currency monetary position. Additionally, as a consequence of the lower exchange rate, the interest on foreign currency liabilities decreased by $165 million when compared with 1H02.

Other Expenses

Other expenses (net) increased P$1 million or 1% to P$86 million 1H03 in compared with 1H02 as a result of the inflation adjustment of figures as of June 30, 2002, higher reserves for lawsuits and contingencies and higher severance and termination charges.

Debt Restructuring Results – Tender Offer

As a result of the Tender Offers described in “Other Matters” the Company registered an extraordinary result of $374 million. This result corresponds to $359 million of gains related to the discount on principal and $50 million to reversal of accrued interest. Additionally, the result is net of the reversal of capitalized exchange differences ($21 million) and related costs ($14 million).

Cash flow and Net Financial Debt

Net Financial Debt (Loans – Cash and banks plus Current Investments) decreased by P$5,099 million or 41% to P$7,475 million for 1H03 compared with 1H02 (P$12,574 million in current pesos), as a consequence of the lower foreign exchange rate, the results of the Cash Tender Offer and the cash generation from operations.

Investment Plan

Telecom has made investments in fixed assets of P$20,831 million, since the start of operations on November 8, 1990, of which P$34 million corresponds to 1H03. As of June 30, 2003, the net book value of fixed assets totaled P$8,689 million.

Of the total amount invested during 1H03, P$21 million or 62% corresponds to basic telephony, data transmission and Internet (public telephony 10%, transmission 24% and outside plant 38%, switching 19% and computer equipment 9%) and P$13 million or 38% to cellular telephony.

Other Matters

Debt Restructuring Process

On June 2, 2003, Telecom Argentina and its subsidiary Telecom Personal announced the expiration of their respective cash tender offers for a portion of their financial debt instruments which commenced on Wednesday, April 16, 2003.

Telecom Argentina purchased an aggregate principal amount equal to approximately US$175 million of its outstanding notes and US$34 million of its outstanding indebtedness under credit facilities, for the aggregate offer consideration of the equivalent of US$115 million.

Telecom Personal purchased an aggregate principal amount equal to approximately US$80 million of its outstanding indebtedness under credit facilities with financial creditors for the aggregate offer consideration of the equivalent of US$44 million.

The purchase price for the Companies debt instruments, expressed as a percentage of the principal amount of the tendered debt instruments, was equal to 55%.

The Companies also announced that on June 2, 2003 they have made partial interest payments on their respective financial debt obligations. Telecom Argentina and Telecom Personal paid a total of US$96 million and US$11 million of accrued interest.

Tariff renegotiations’

On June 4, 2003 through Decree 311, the Executive Power created the Unit for the Renegotiations and Analysis of the Public Services Contracts. The Unit, a join body of the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, will be in charge of the renegotiations of the contracts of the public services mandated by the Emergency Law N° 25.561. The Unit will sign the new contracts ad referendum of the Executive Power and will have the power to propose transitory increases of tariffs, prices or new segmentation of them.

The new body will continue the task initially undertaken by the Commission for the Renegotiations of Contracts and will have until December 2004 to finish the assignment.

******

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionaly, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On March 31, 2003, Telecom had 984,380,978 shares outstanding.

Ownership Structure

Trading Activity

Bolsa de Comercio de Bs. As.

Trading Activity — NYSE

For more information, please contact Financial Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Moira Colombo

54-11-4968-3628

mcolombo@ta.telecom.com.ar

Martín Heine

54-11-4968-3701

mheine@ta.telecom.com.ar

Mensajes: 54-11-4968-3627

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.telecompersonal.com.ar

www.telecominternet.com.ar

www.arnet.com.ar

e-company.telecom.com.ar

epymes.com.ar

www.tstore.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency lawsenacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

SIX MONTH PERIOD AND SECOND QUARTER—FISCAL YEAR 2003.

(In millions of Argentine constant pesos as of February 28, 2003, except statistical data and table 9)

1–Consolidated Balance Sheet
	06/30/03	03/31/02(1)	Δ $	Δ %
Cash, equivalents and investments	1,357	1,415	(58)	-4%
Trade receivables	525	600	(75)	-13%
Other current assets	128	92	36	39%

TOTAL CURRENT ASSETS	2,010	2,107	(97)	-5%

Trade receivables	—	1	(1)	-100%
Fixed assets	8,689	9,689	(1,000)	-10%
Other non-current assets	1,108	1,144	(36)	-3%

TOTAL NON-CURRENT ASSETS	9,797	10,834	(1,037)	-10%

TOTAL ASSETS	11,807	12,941	(1,134)	-9%

Accounts payable	342	394	(52)	-13%
Loans	8,810	11,135	(2,325)	-21%
Other current liabilities	191	213	(22)	-10%

TOTAL CURRENT LIABILITIES	9,343	11,742	(2,399)	-20%

Accounts payable	—	—	—	—
Loans	83	145	(62)	-43%
Other non-current liabilities	229	200	29	15%

TOTAL NON-CURRENT LIABILITIES	312	345	(33)	-10%

TOTAL LIABILITIES	9,655	12,087	(2,432)	-20%

Minority Interest	21	9	12	133%
Temporary differences from transaction	26	28	(2)	-7%
Shareholders’ equity	2,105	817	1,288	158%

TOTAL LIABILITIES AND EQUITY	11,807	12,941	(1,134)	-9%

2–Consolidated Loans
	06/30/03	03/31/02(1)	Δ $	Δ %
Corporate Bonds	4,339	5,407	(1,068)	-20%
Banks	1,554	2,097	(543)	-26%
On purchase of fixed assets and inventories	2,431	3,033	(602)	-20%
Accrued interest	433	564	(131)	-23%
Penalties or default interest	53	34	19	56%

TOTAL CURRENT LOANS	8,810	11,135	(2,325)	-21%

Banks	83	142	(59)	-42%
Accrued interest	—	3	(3)	-100%

TOTAL NON-CURRENT LOANS	83	145	(62)	-43%

TOTAL LOANS	8,893	11,280	(2,387)	-21%

(1)	As a consequence of the application of the new accounting rules, the comparative information for intermediate periods of the Annual Financial Statements should be the one corresponding to the last completed fiscal year. The comparative information of the Income Statement, Evolution of Shareholder’s Equity, and Cash Flow Statement should be the one corresponding to the equivalent of the previous fiscal year.

3–Consolidated Income Statement
Six-Month Comparison
	As of June 30
	2003	2002	Δ $	Δ %
Net revenues	1,750	2,294	(544)	-24%
Cost of services provided	(1,244)	(1,530)	286	-19%

GROSS PROFIT	506	764	(258)	-34%

Administrative expenses	(137)	(173)	36	-21%
Selling expenses	(376)	(612)	236	-39%

OPERATING (LOSS)/PROFIT	(7)	(21)	14	-67%

Equity income from related companies	—	(16)	16	-100%
Amortization of goodwill	—	(7)	7	-100%
Financial & holding results	1,019	(6,921)	7,940	-115%
Debt Restructuring Results	374	—	374	—
Other incomes & expenses	(86)	(85)	(1)	1%

RESULTS FROM ORDINARY OPERATIONS	1,300	(7,050)	8,350	-118%

Taxes on income	—	2,390	(2,390)	-100%
Minority interest	(12)	29	(41)	-141%

NET (LOSS)/INCOME	1,288	(4,631)	5,919	-128%

Operating (Loss)/Profit before D&A	943	1,022	(79)	-8%

As a % of Net Revenues	54%	45%

Consolidated Income Statement
Three-Month Comparison
	As of June 30
	2003	2002	Δ $	Δ %
Net revenues	899	921	(22)	-2%
Cost of services provided	(607)	(701)	94	-13%

GROSS PROFIT	292	220	72	33%

Administrative expenses	(73)	(83)	10	-12%
Selling expenses	(202)	(227)	25	-11%

OPERATING (LOSS)/PROFIT	17	(90)	107	-119%

Equity income from related companies	—	(11)	11	-100%
Amortization of goodwill	—	(3)	3	-100%
Financial & holding results	58	(1,447)	1,505	-104%
Debt Restructuring Results	374	—	374	—
Other incomes & expenses	(63)	(37)	(26)	70%

RESULTS FROM ORDINARY OPERATIONS	386	(1,588)	1,974	-124%

Taxes on income	(1)	691	(692)	-100%
Minority interest	(4)	—	(4)	—

NET (LOSS)/INCOME	381	(897)	1,278	-142%

Operating (Loss)/Profit before D&A	490	411	79	19%

As a % of Net Revenues	55%	45%

4–Consolidated Statement of Cash Flow
Six-Month Comparison
	As of June 30
	2003	2002	Δ $	Δ %
Net income	1,288	(4,631)	5,919	-128%
Depreciation and Amortization	950	1,043	(93)	-9%
Increase in provisions	68	201	(133)	-66%
(Increase)/decrease in assets	(236)	1,275	(1,511)	-119%
(Decrease)/increase in liabilities	168	(889)	1,057	-119%
Others, net	(1,454)	3,947	(5,401)	-137%

Total Funds generated by Operating Activities	784	946	(162)	-17%

Total Funds applied to Investing Activities	(27)	(298)	271	-91%

Interests and financial expenses	(328)	(431)	103	-24%
Increase in financial debt, net	(426)	(43)	(383)	891%

Total Funds applied to Financing Activities	(754)	(474)	(280)	59%

Increase/(decrease) of Funds	3	174	(171)	-98%

Consolidated Statement of Cash Flow
Three-Month Comparison
	As of June 30
	2003	2002	Δ $	Δ %
Net income	381	(897)	1,278	-142%
Depreciation and Amortization	473	501	(28)	-6%
Increase in provisions	48	65	(17)	-26%
(Increase)/decrease in assets	(124)	1,311	(1,435)	-109%
(Decrease)/increase in liabilities	75	(510)	585	-115%
Others, net	(403)	(274)	(129)	47%

Total Funds generated by Operating Activities	450	196	254	130%

Total Funds applied to Investing Activities	(42)	(4)	(38)	950%

Interests and financial expenses	(322)	(260)	(62)	24%
Increase in financial debt, net	(425)	(7)	(418)	5971%

Total Funds applied to Financing Activities	(747)	(267)	(480)	180%

Increase/(decrease) of Funds	(339)	(75)	(264)	352%

5–Consolidated Revenues Breakdown
Six-Month Comparison
	As of June 30		Δ $	Δ %
	2003	2002
National Basic Telephony	940	1,331	(391)	-29%

Measured service
Local	234	328	(94)	-29%
DLD	200	256	(56)	-22%
Monthly charges	297	467	(170)	-36%
Installation fees	12	11	1	9%
Public telephones	84	111	(27)	-24%
Interconnection	70	103	(33)	-32%
Lease of lines and circuits	14	26	(12)	-46%
Others	29	29	—	0%

International Telephony	102	148	(46)	-31%

Data transmission	166	194	(28)	-14%

Data transmission Services	100	105	(5)	-5%
Monthly charges & Internet Traffic	62	76	(14)	-18%
Others	4	13	(9)	-69%

Internet	28	31	(3)	-10%

Internet monthly fee	28	31	(3)	-10%

Cellular Telephony	512	588	(76)	-13%

Telecom Personal	442	480	(38)	-8%

Monthly fee and measured service	117	176	(59)	-34%
Pre-paid card	114	70	44	63%
Calling Party Pays	158	160	(2)	-1%
Others	53	74	(21)	-28%

Núcleo	70	108	(38)	-35%

Monthly fee and measured service	17	30	(13)	-43%
Pre-paid card	15	17	(2)	-12%
Calling Party Pays	30	49	(19)	-39%
Others	8	12	(4)	-33%

Telephone Directories (Publicom)	2	2	—	0%

TOTAL NET REVENUES	1,750	2,294	(544)	-24%

Consolidated Revenues Breakdown Three-Month Comparison
	As of June 30		Δ $	Δ %
	2003	2002
National Basic Telephony	478	534	(56)	-10%

Measured service
Local	130	130	—	0%
DLD	100	104	(4)	-4%
Monthly charges	144	179	(35)	-20%
Installation fees	7	6	1	17%
Public telephones	41	43	(2)	-5%
Interconnection—fixed	35	45	(10)	-22%
Lease of lines and circuits—fixed	6	10	(4)	-40%
Others	15	17	(2)	-12%

International Telephony	49	59	(10)	-17%

Data transmission	83	82	1	1%

Terrestrial Networks	47	43	4	9%
Monthly charges & Internet Traffic	34	35	(1)	-3%
Others	2	4	(2)	-50%

Internet	14	14	—	—

Internet monthly fee	14	14	—	0%

Cellular Telephony	275	231	44	19%

Telecom Personal	241	200	41	21%

Monthly fee and measured service	60	71	(11)	-15%
Pre-paid card	61	32	29	91%
Calling Party Pays	92	67	25	37%
Others	28	30	(2)	-7%

Núcleo	34	31	3	10%

Monthly fee and measured service	8	8	—	0%
Pre-paid card	7	5	2	40%
Calling Party Pays	15	14	1	7%
Others	4	4	—	0%

Telephone Directories (Publicom)	—	1	(1)	-100%

TOTAL NET REVENUES	899	921	(22)	-2%

4

6–Consolidated Income Statement by Activities
Six-month period—FY 2003 (01/01/03—06/30/03)
	In million of Argentine constant pesos as of February 28, 2003
	Activities				Variation*
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	1,236	512	2	1,750	(544)	-24%

Salaries and social security contributions	(191)	(34)	(3)	(228)	121	-35%
Agent commissions and card sales	(12)	(29)	—	(41)	(9)	28%
Taxes	(74)	(51)	—	(125)	30	-19%
Materials and supplies	(54)	(14)	(1)	(69)	28	-29%
Allowance for doubtful accounts	(5)	(7)	(1)	(13)	149	-92%
Interconnection cost	(60)	—	—	(60)	21	-26%
Settlement charges	(37)	—	—	(37)	20	-35%
Lease of lines and circuits	(13)	(10)	—	(23)	2	-8%
Service fees	(45)	(6)	(1)	(52)	13	-20%
Management fees	(1)	—	—	(1)	20	-95%
Advertising	(4)	(4)	—	(8)	11	-58%
Cost of cellular handsets	—	(3)	—	(3)	6	-67%
Others	(67)	(79)	(1)	(147)	53	-27%

Operating (Loss)/Profit before D&A	673	275	(5)	943	(79)	-8%
Operating (Loss)/Profit before D&A Margin	54%	54%	-250%	54%
Depreciation of fixed assets	(731)	(162)	(2)	(895)	104	-10%
Amortization of intangible assets	(32)	(23)	—	(55)	(11)	25%

OPERATING RESULTS	(90)	90	(7)	(7)	14	-67%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	—	16	-100%

AMORTIZATION OF GOODWILL	—	—	—	—	7	-100%

Interest on assets	(83)	(37)	9	(111)	1,505	-93%
Interest on liabilities	821	307	2	1,130	6,435	-121%

FINANCIAL AND HOLDING RESULTS	738	270	11	1,019	7,940	-115%

DEBT RESTRUCTURING RESULTS	279	90	5	374	374	—

OTHER INCOMES AND EXPENSES	(45)	(30)	(11)	(86)	(1)	1%

RESULTS FROM ORDINARY OPERATIONS	882	420	(2)	1,300	8,350	-118%

Taxes on income	—	—	—	—	(2,390)	-100%
Minority interest	—	(12)	—	(12)	(41)	-141%

NET (LOSS)/INCOME	882	408	(2)	1,288	5,919	-128%

*	Six month period FY 2003 vs. Six month period FY 2002

Consolidated Income Statement by Activities Six-month period FY 2002 (01/01/02—06/30/02)

	In million of Argentine constant pesos as of February 28, 2003
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	1,704	588	2	2,294

Salaries and social security contributions	(283)	(57)	(9)	(349)
Agent commissions and card sales	(11)	(21)	—	(32)
Taxes	(97)	(56)	(2)	(155)
Materials and supplies	(79)	(18)	—	(97)
Allowance for doubtful accounts	(116)	(39)	(7)	(162)
Interconnection cost	(81)	—	—	(81)
Settlement charges	(57)	—	—	(57)
Lease of lines and circuits	(15)	(10)	—	(25)
Service fees	(55)	(8)	(2)	(65)
Management fees	(21)	—	—	(21)
Advertising	(10)	(9)	—	(19)
Cost of cellular handsets	—	(9)	—	(9)
Others	(123)	(76)	(1)	(200)

Operating (Loss)/Profit before D&A	756	285	(19)	1,022
Operating (Loss)/Profit before D&A Margin	44%	48%	-950%	45%
Depreciation of fixed assets	(798)	(200)	(1)	(999)
Amortization of intangible assets	(32)	(12)	—	(44)

OPERATING RESULTS	(74)	73	(20)	(21)

EQUITY INCOME FROM RELATED COMPANIES	(8)	—	(8)	(16)

AMORTIZATION OF GOODWILL	(7)	—	—	(7)

Interest on assets	(1,028)	(536)	(52)	(1,616)
Interest on liabilities	(4,354)	(971)	20	(5,305)

FINANCIAL AND HOLDING RESULTS	(5,382)	(1,507)	(32)	(6,921)

DEBT RESTRUCTURING RESULTS	—	—	—	—

OTHER INCOMES AND EXPENSES	(43)	(32)	(10)	(85)

RESULTS FROM ORDINARY OPERATIONS	(5,514)	(1,466)	(70)	(7,050)

Taxes on income	1,841	536	13	2,390
Minority interest	—	29	—	29

NET (LOSS)/INCOME	(3,673)	(901)	(57)	(4,631)

5

Consolidated Income Statement by Activities Second Quarter FY 2003 (04/01/03—06/30/03)

	In million of Argentine constant pesos as of February 28, 2003
	Activities				Variation*
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	624	275	—	899	(22)	-2%

Salaries and social security contributions	(98)	(17)	(1)	(116)	33	-22%
Agent commissions and card sales	(6)	(22)	—	(28)	(10)	56%
Taxes	(35)	(28)	—	(63)	(2)	3%
Materials and supplies	(30)	(7)	—	(37)	17	-31%
Allowance for doubtful accounts	(1)	(4)	(1)	(6)	40	-87%
Interconnection cost	(32)	—	—	(32)	1	-3%
Settlement charges	(16)	—	—	(16)	(16)	—
Lease of lines and circuits	(6)	(6)	—	(12)	(4)	50%
Service fees	(23)	(2)	(1)	(26)	7	-21%
Management fees	—	—	—	—	(1)	-100%
Advertising	(1)	(2)	—	(3)	3	-50%
Cost of cellular handsets	—	(1)	—	(1)	3	-75%
Others	(34)	(35)	—	(69)	3	-4%

Operating (Loss)/Profit before D&A	342	151	(3)	490	79	19%
Operating (Loss)/Profit before D&A Margin	55%	55%	—	55%
Depreciation of fixed assets	(365)	(80)	(1)	(446)	36	-7%
Amortization of intangible assets	(16)	(11)	—	(27)	(8)	42%

OPERATING RESULTS	(39)	60	(4)	17	107	-119%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	—	11	-100%

AMORTIZATION OF GOODWILL	—	—	—	—	3	-100%

Interest on assets	27	(6)	9	30	1,611	-102%
Interest on liabilities	(19)	47	—	28	(106)	-79%

FINANCIAL AND HOLDING RESULTS	8	41	9	58	1,505	-104%

DEBT RESTRUCTURING RESULTS	279	90	5	374	374	—

OTHER INCOMES AND EXPENSES	(30)	(23)	(10)	(63)	(26)	70%

RESULTS FROM ORDINARY OPERATIONS	218	168	—	386	1,971	-124%

Taxes on income	—	—	(1)	(1)	(692)	-100%
Minority interest	—	(4)	—	(4)	(4)	—

NET (LOSS)/INCOME	218	164	(1)	381	1,275	-143%

*	Second quarter FY 2003 vs. Second Quarter FY 2002

Consolidated Income Statement by Activities Second Quarter FY 2002 (04/01/02—06/30/02)

	In million of Argentine constant pesos as of February 28, 2003
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	689	231	1	921

Salaries and social security contributions	(121)	(24)	(4)	(149)
Agent commissions and card sales	(4)	(14)	—	(18)
Taxes	(39)	(22)	—	(61)
Materials and supplies	(44)	(10)	—	(54)
Allowance for doubtful accounts	(23)	(19)	(4)	(46)
Interconnection cost	(33)	—	—	(33)
Settlement charges	(27)	—	—
Lease of lines and circuits	(5)	(3)	—	(8)
Service fees	(28)	(4)	(1)	(33)
Management fees	1	—	—	1
Advertising	(3)	(3)	—	(6)
Cost of cellular handsets	—	(4)	—	(4)
Others	(56)	(15)	(1)	(72)

Operating (Loss)/Profit before D&A	307	113	(9)	411
Operating (Loss)/Profit before D&A Margin	45%	49%	-900%	45%
Depreciation of fixed assets	(415)	(67)	—	(482)
Amortization of intangible assets	(15)	(4)	—	(19)

OPERATING RESULTS	(123)	42	(9)	(90)

EQUITY INCOME FROM RELATED COMPANIES	(5)	—	(6)	(11)

AMORTIZATION OF GOODWILL	(3)	—	—	(3)

Interest on assets	(1,216)	(335)	(30)	(1,581)
Interest on liabilities	(73)	186	21	134

FINANCIAL AND HOLDING RESULTS	(1,289)	(149)	(9)	(1,447)

DEBT RESTRUCTURING RESULTS	—	—	—	—

OTHER INCOMES AND EXPENSES	(28)	(6)	(3)	(37)

RESULTS FROM ORDINARY OPERATIONS	(1,448)	(113)	(27)	(1,585)

Taxes on income	541	146	4	691
Minority interest	—	—	—	—
NET (LOSS)/INCOME	(907)	33	(23)	(894)

7–Ratios
	06/30/2003	12/31/2002
Liquidity	0.2	0.2
Consolidated Financial Indebtedness(*)	3.5	11.9
Total Consolidated Indebtedness	4.5	14.6
Return on equity (***)	1.6	(1.3)

(*)	Financial indebtedness = (Loans—Cash, equiv. & Investments) / Shareholders’ Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity—net income for the period).

8–Statistical Data
	NATIONAL BASIC TELEPHONY
	June 30, 2003			June 30, 2003
TELECOM	Cumulat. (1)	6-month period	Quarter (1)	Cumulat. (1)	6-month period	Quarter

Installed lines	3,800,300	(2,164)	(2,224)	3,802,394	2,336	352
Lines in service (2)	3,578,557	(11,727)	18,640	3,632,259	(259,541)	(113,556)
Customer lines	3,285,070	(8,882)	18,681	3,331,263	(252,359)	(110,311)
Public telephony lines	79,360	(452)	20	79,679	(2,497)	470
Digitalization (%)	100	—	—	100	—	—
Fixed lines in service per 100 inhabitants (northern region)	19.2	(0.2)	0.0	19.7	(1.5)	(0.7)
Fixed lines in service per employee	332	9	10	327	(33)	(9)
Investment in fixed assets (3)	20,831	34	22	20,749	190	61

(1)	Cumulative since the start of activities.
(2)	Includes direct inward dialing numbers connected to digital trunk lines.
(3)	Includes deferred exchange differences registered during the present quarter of P$1,144 million.

9–Detail of principal consolidated Financial Statements captions (Non-adjusted figures plus inflation effect)

    Consolidated Revenues Breakdown

	Six month comparison								Three month comparison
	As of June 30								As of June 30
	2003			2002			Δ $	Δ %	2003			2002			Δ $	Δ %
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
National Basic Telephony	939	1	940	861	470	1,331	78	9%	478	—	478	432	102	534	46	11%

Measured service
Local	233	1	234	213	115	328	20	9%	129	1	130	106	24	130	23	22%
DLD	200	—	200	167	89	256	33	20%	100	—	100	85	19	104	15	18%
Monthly charges	297	—	297	299	168	467	(2)	-1%	145	(1)	144	144	35	179	1	1%
Installation fees	12	—	12	8	3	11	4	50%	7	—	7	6	—	6	1	17%
Public telephones	84	—	84	72	39	111	12	17%	41	—	41	36	7	43	5	14%
Interconnection	70	—	70	67	36	103	3	4%	35	—	35	36	9	45	(1)	-3%
Lease of lines and circuits	14	—	14	17	9	26	(3)	-18%	6	—	6	9	1	10	(3)	-33%
Others	29	—	29	18	11	29	11	61%	15	—	15	10	7	17	5	50%

International Telephony	102	—	102	101	47	148	1	1%	49	—	49	52	7	59	(3)	-6%

Data transmission	166	—	166	124	70	194	42	34%	83	—	83	63	19	82	20	32%

Data transmission Services	100	—	100	65	40	105	35	54%	47	—	47	31	12	43	16	52%
Internet Traffic	62	—	62	49	27	76	13	27%	34	—	34	27	8	35	7	26%
Others	4	—	4	10	3	13	(6)	-60%	2	—	2	5	(1)	4	(3)	-60%

Internet	28	—	28	20	11	31	8	40%	14	—	14	11	3	14	3	27%

Monthly fee	28	—	28	20	11	31	8	40%	14	—	14	11	3	14	3	27%

Cellular Telephony	512	—	512	409	179	588	103	25%	275	—	275	211	20	231	64	30%

Telecom Personal	442	—	442	313	167	480	129	41%	241	—	241	161	39	200	80	50%

Monthly fee and measured service	117	—	117	122	54	176	(5)	-4%	60	—	60	65	6	71	(5)	-8%
Pre-paid card	114	—	114	39	31	70	75	192%	61	—	61	18	14	32	43	239%
Calling Party Pays	158	—	158	102	58	160	56	55%	92	—	92	52	15	67	40	77%
Others	53	—	53	50	24	74	3	6%	28	—	28	26	4	30	2	8%

Núcleo	70	—	70	96	12	108	(26)	-27%	34	—	34	50	(19)	31	(16)	-32%

Monthly fee and measured service	17	—	17	28	2	30	(11)	-39%	8	—	8	15	(7)	8	(7)	-47%
Pre-paid card	15	—	15	15	2	17	—	0%	7	—	7	8	(3)	5	(1)	-13%
Calling Party Pays	30	—	30	45	4	49	(15)	-33%	15	—	15	24	(10)	14	(9)	-38%
Others	8	—	8	8	4	12	—	0%	4	—	4	3	1	4	1	33%

Telephone Directories (Publicom)	2	—	2	2	—	2	—	0%	—	—	—	2	(1)	1	(2)	-100%

NET REVENUES	1,749	1	1,750	1,517	777	2,294	232	15%	899	—	899	771	150	921	128	17%

Consolidated Statement of Cash Flow

	Six month comparison								Three month comparison
	As of June 30								As of June 30
	2003			2002			Δ $	Δ %	2003			2002			Δ $	Δ %
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
Collected Interests	46	—	46	14	7	21	32	229%	22	—	22	7	1	8	15	214%
Historical foreign currency exchange differences by cash and cash equivalents	(159)	—	(159)	240	158	398	(399)	-166%	(30)	—	(30)	60	38	98	(90)	-150%
Other results and a decrease or increase in assets and liabilities	897	—	897	577	(50)	527	320	55%	448	10	458	298	(208)	90	150	50%

Total Funds generated by Operating Activities	784	—	784	831	115	946	(47)	-6%	440	10	450	365	(169)	196	75	21%

Fixed asset and intangible asset acquisition	(68)	—	(68)	(185)	(114)	(299)	117	-63%	(49)	—	(49)	(71)	(20)	(91)	22	-31%
Investments not considered as cash or cash equivalents	41	—	41	18	(17)	1	23	128%	7	—	7	67	20	87	(60)	-90%

Total Funds applied to Investing Activities	(27)	—	(27)	(167)	(131)	(298)	140	-84%	(42)	—	(42)	(4)	—	(4)	(38)	950%

Increase/(decrease) in financial debt, net	(426)	—	(426)	(34)	(9)	(43)	(392)	1153%	(425)	—	(425)	(13)	6	(7)	(412)	3169%
Interests and financial expenses	(328)	—	(328)	(288)	(143)	(431)	(40)	14%	(322)	—	(322)	(203)	(57)	(260)	(119)	59%

Total Funds applied to Financing Activities	(754)	—	(754)	(322)	(152)	(474)	(432)	134%	(747)	—	(747)	(216)	(51)	(267)	(531)	246%

Increase/(decrease) of Funds	3	—	3	342	(168)	174	(339)	-99%	(349)	10	(339)	145	(220)	(75)	(494)	-341%

Consolidated net revenues, operating costs and EBITDA by activities
Six-month period—FY 2003 (01/01/03—06/30/03)
	Activities						Variation historical Figures
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Adjustment	Adjusted Figures
							Δ $	Δ %
NET REVENUES	1,235	512	2	1,749	1	1,750	232	15%

Salaries and social security contributions	(191)	(34)	(3)	(228)	—	(228)	2	-1%
Agent commissions and card sales	(12)	(29)	—	(41)	—	(41)	(16)	64%
Taxes	(74)	(51)	—	(125)	—	(125)	(23)	23%
Materials and supplies	(52)	(14)	(1)	(67)	(2)	(69)	(6)	10%
Allowance for doubtful accounts	(5)	(7)	(1)	(13)	—	(13)	85	-87%
Interconnection cost	(60)	—	—	(60)	—	(60)	(7)	13%
Settlement charges	(37)	—	—	(37)	—	(37)	1	-3%
Lease of lines and circuits	(13)	(10)	—	(23)	—	(23)	(1)	5%
Service fees	(45)	(6)	(1)	(52)	—	(52)	(8)	18%
Management fees	(1)	—	—	(1)	—	(1)	11	-92%
Advertising	(4)	(4)	—	(8)	—	(8)	4	-33%
Cost of cellular handsets	—	(3)	—	(3)	—	(3)	4	-57%
Others	(67)	(78)	(1)	(146)	(1)	(147)	(16)	12%

OPERATING COSTS	(561)	(236)	(7)	(804)	(3)	(807)	30	-4%

Operating (Loss)/Profit before D&A	674	276	(5)	945	(2)	943	262	38%

As a % of Net Revenues	55%	54%	-250%	54%		54%

Six-month period—FY 2002 (01/01/02—06/30/02)
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Adjustment	Adjusted Figures

NET REVENUES	1,106	409	2	1,517	777	2,294

Salaries and social security contributions	(186)	(38)	(6)	(230)	(119)	(349)
Agent commissions and card sales	(9)	(16)	—	(25)	(7)	(32)
Taxes	(65)	(37)	—	(102)	(53)	(155)
Materials and supplies	(49)	(12)	—	(61)	(36)	(97)
Allowance for doubtful accounts	(68)	(25)	(5)	(98)	(64)	(162)
Interconnection cost	(53)	—	—	(53)	(28)	(81)
Settlement charges	(38)	—	—	(38)	(19)	(57)
Lease of lines and circuits	(13)	(9)	—	(22)	(3)	(25)
Service fees	(38)	(5)	(1)	(44)	(21)	(65)
Management fees	(12)	—	—	(12)	(9)	(21)
Advertising	(6)	(6)	—	(12)	(7)	(19)
Cost of cellular handsets	—	(7)	—	(7)	(2)	(9)
Others	(76)	(53)	(1)	(130)	(70)	(200)

OPERATING COSTS	(613)	(208)	(13)	(834)	(438)	(1,272)

Operating (Loss)/Profit before D&A	493	201	(11)	683	339	1,022

As a % of Net Revenues	45%	49%	-550%	45%		45%

Second Quarter—FY 2003 (04/30/03—06/30/03)
	Activities						Variation historical Figures
	Fixed Tel. Data & internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Activities	Adjusted Figures	Δ $	Δ %
NET REVENUES	624	275	—	899	—	899	128	17%

Salaries and social security contributions	(98)	(17)	(1)	(116)	—	(116)	5	-4%
Agent commissions and card sales	(6)	(22)	—	(28)	—	(28)	(10)	56%
Taxes	(35)	(28)	—	(63)	—	(63)	(13)	26%
Materials and supplies	(30)	(7)	—	(37)	—	(37)	1	-3%
Allowance for doubtful accounts	(1)	(4)	(1)	(6)	—	(6)	30	-83%
Interconnection cost	(32)	—	—	(32)	—	(32)	(5)	19%
Settlement charges	(16)	—	—	(16)	—	(16)	7	-30%
Lease of lines and circuits	(6)	(6)	—	(12)	—	(12)	—	0%
Service fees	(23)	(2)	(1)	(26)	—	(26)	—	0%
Management fees	—	—	—	—	—	—	1	-100%
Advertising	(1)	(2)	—	(3)	—	(3)	2	-40%
Cost of cellular handsets	—	(1)	—	(1)	—	(1)	3	-75%
Others	(33)	(36)	—	(69)	—	(69)	(10)	17%

OPERATING COSTS	(281)	(125)	(3)	(409)	—	(409)	11	-3%

Operating (Loss)/Profit before D&A	343	150	(3)	490	—	490	139	40%

As a % of Net Revenues	55%	55%	—	55%		55%

Second Quarter—FY 2002 (04/30/02—06/30/02)

	Activities
	Fixed Tel. Data & internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Activities	Adjusted Figures
NET REVENUES	558	211	2	771	150	921

Salaries and social security contributions	(98)	(20)	(3)	(121)	(28)	(149)
Agent commissions and card sales	(6)	(12)	—	(18)	—	(18)
Taxes	(34)	(16)	—	(50)	(11)	(61)
Materials and supplies	(31)	(7)	—	(38)	(16)	(54)
Allowance for doubtful accounts	(19)	(14)	(3)	(36)	(10)	(46)
Interconnection cost	(27)	—	—	(27)	(6)	(33)
Settlement charges	(23)	—	—	(23)	(4)	(27)
Lease of lines and circuits	(8)	(4)	—	(12)	4	(8)
Service fees	(23)	(3)	—	(26)	(7)	(33)
Management fees	(1)	—	—	(1)	2	1
Advertising	(3)	(2)	—	(5)	(1)	(6)
Cost of cellular handsets	—	(4)	—	(4)	—	(4)
Others	(35)	(23)	(1)	(59)	(13)	(72)

OPERATING COSTS	(308)	(105)	(7)	(420)	(90)	(510)

Operating (Loss)/Profit before D&A	250	106	(5)	351	60	411

As a % of Net Revenues	45%	50%	-250%	46%		45%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

		By:	/S/ CHRISTIAN CHAUVIN
Date:	August 11, 2003	Name:	Christian Chauvin
		Title:	Vice-President